Exhibit 99.1

Borr Drilling Limited – Results in the Subsequent Offering

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 23 November 2020

Reference is made to Borr Drilling Limited ("Borr" or the "Company") (NYSE: "BORR", OSE: "BDRILL") stock exchange notice as of 13 November 2020 relating to the launch of a conditional subsequent offering of up to 10,000,000 new shares (the "Offer Shares" and the "Subsequent Offering"), each at a subscription price at US$0.53 per Offer Share.

The subscription period in the Subsequent Offering expired today, on 23 November 2020 at 16:30 CET and the Subsequent Offering has been significantly oversubscribed.

The allocation of the Offer Shares will be resolved by the board of directors of Borr (the “Board”) on 25 November 2020. Final results in the Subsequent Offering will be published shortly thereafter.

Important note: This announcement is not being made in or into the Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law, or require preparation of any prospectuses or similar documents. This distribution does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.